Filed by Leidos Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Leidos Holdings, Inc.

(Commission File No. 001-33072)

Employee FAQ

About Leidos and Lockheed Martin IS&GS

What are we doing?

•	Lockheed Martin and Leidos have entered into a definitive agreement to combine Lockheed Martin’s Information Systems & Global Solutions (IS&GS) business with Leidos in a Reverse Morris Trust transaction.

What is a Reverse Morris Trust transaction?

•	A Reverse Morris Trust structure is used when a parent company (here Lockheed Martin) has a subsidiary that it wants to combine with another company in a tax-efficient manner. The parent company completes a spin-off or exchange (split-off) of the subsidiary to or with the parent company’s shareholders. This can be tax-free if certain criteria are met. The former subsidiary (now owned by the parent company’s shareholders, but separate from the parent company) then merges with a target company to create a new, merged company.

Who will lead Leidos?

•	Roger Krone will continue as chairman and CEO of Leidos. Pursuant to the transaction agreement, Lockheed Martin will be entitled to designate three new directors to serve on the Leidos Board of Directors. Jim Reagan will continue to serve as CFO of Leidos. It is expected that members of the IS&GS senior staff will join the Leidos leadership team.

Where will headquarters be located?

•	Leidos headquarters will remain in Reston, Va., and the company will maintain a significant presence in Gaithersburg, Md., where IS&GS currently is based.

What does IS&GS do?

•	Its work includes significant work in key growth areas:

¡	Health

¡	Aviation

¡	Commercial cyber

¡	International markets

¡	IT modernization

¡	Technical services

What are IS&GS employees like?

•	Out of the 16,100 employees in IS&GS:

¡	12,000 engineers, professionals, scientists, and technicians

¡	250+ Doctors of Philosophy and ~3,500 master’s degree holders

¡	5,500+ employees hold security clearances, with 400+ holding a clearance with a full-scope polygraph

¡	Years of service:

•	0-2 yrs – 33%

•	3-5 yrs – 17%

•	6-10 yrs – 22%

•	11-14 yrs – 9%

•	15+ yrs – 19%

•	~6,000 employees co-located on customer premises

Why have we decided to do this now?

•	The executive leadership team and the board of directors regularly review acquisition targets for a good fit. Timing for deals can also depend on when companies are available for consideration. Leadership believes that through this deal, Leidos will be better able to offer cost-effective solutions to customers and that the company will be better positioned for long-term growth.

Combining IS&GS with Leidos will add large, complex IT system implementation and operation experience as well as additional federal and international IT solutions and services work to the company’s portfolio, providing more venues to sell value-added services such as cybersecurity and analytics. It also is expected to create the greatest value for both Leidos and Lockheed Martin shareholders.

How does IS&GS complement Leidos’ businesses?

•	Broadly, IS&GS’s greatest strength is in civil agency work, not in defense and intelligence, where we have complementary strengths. The combination enables us to better serve our customers’ needs across federal civil agencies. Additionally from an international perspective, IS&GS enhances our capabilities in the UK, Australia, and globally with respect to airport modernization. Some specific examples of IS&GS customers include FAA, DISA, VA, SSA, and Energy customers.

Why are we doing this deal?

•	What is transformational about this deal is the breadth and scope of capabilities we can offer and customers to which we can offer them. The combined company will be more diversified and have more customer touch points between civil, defense, and intelligence, and we will be able to leverage our learnings across this broad set to offer even more innovative solutions at an even faster clip to our customers, enabling them to meet their mission needs likely sooner, more elegantly, and at lower cost than they would have otherwise.

Will the new company have a new name? Are we done with purple?

•	No, the combined entity will use the Leidos name, and the primary color palette will remain purple.

Just a bit over two years ago, you spun off the “new SAIC.” Are we building back up the same business?

•	The spin-off of the new SAIC was intended to remove organizational conflicts of interest (OCI). We also did some subsequent portfolio shaping to divest several non-core businesses to focus on developing innovative solutions for our customers and maintaining our technology-driven focus. The recent large program wins are testaments to the customer’s recognition of that. Leidos and Lockheed Martin’s IS&GS businesses are very complementary but with immaterial levels of OCI in the combined portfolio. While the scale of the new, combined company will be similar to what Leidos looked like pre-split, the composition will be very different from that.

Do we start working with Lockheed Martin’s IS&GS business right way?

•	The transaction is expected to close during the second half of 2016. Until then, Leidos and IS&GS will continue to operate independently.

Who will manage the transaction?

•	A transition team is standing up to manage the transaction. This team will be led by Bill Lay and Lee Carrick.

Does this mean significant reorganization for the company?

•	Decisions on what the future organization will look like in the days ahead will be announced in due course.

How long will the transaction take to finish?

•	The transaction is expected to close in the second half of 2016. The two companies will operate independently until then.

Where can I learn more?

•	Leidos will host a conference call at 8 am Eastern Time on Jan. 26 to discuss the transaction. The call can be accessed by dialing. A live audio broadcast of the conference call along with a supplemental presentation will be available to the public through links on the Leidos Investor Relations. After the call concludes, an audio replay can be accessed on the Leidos Investor Relations website or by dialing Toll Free: +1 (877) 660-6853; International: +1-201-612-7415 and entering passcode 13629288.

How can I provide my feedback?

•	You may send comments or questions to Bill Lay or Lee Carrick, who are helping manage the transition. As always, you are welcome to send your comments to Leidos CEO Roger Krone at AskRoger@Leidos.com

Cautionary Statement Regarding Forward Looking Statements

The forward looking statements contained in this document involve risks and uncertainties that may affect Leidos Holdings, Inc.’s (“Leidos”) operations, markets, products, services, prices and other factors as discussed in filings with the Securities and Exchange Commission (the “SEC”). These risks and uncertainties include, but are not limited to, economic, competitive, legal, governmental and technological factors. Accordingly, there is no assurance that the expectations of Leidos will be realized. This document also contains statements about the proposed business combination transaction between Leidos and Lockheed Martin Corporation (“Lockheed Martin”), in which Lockheed Martin will separate a substantial portion of its government information technology infrastructure services business and its technical services business, which have been realigned in the Information Systems & Global Solutions (IS&GS) business segment, and combine this business with Leidos in a Reverse Morris Trust transaction (the “Transaction”). Many factors could cause actual results to differ materially from these forward-looking statements with respect to the Transaction, including risks relating to the completion of the transaction on anticipated terms and timing, including obtaining stockholder and regulatory approvals, anticipated tax treatment, the dependency of any split-off transaction on market conditions and the value to be received in any split-off transaction, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations, Leidos’ ability to integrate the businesses successfully and to achieve anticipated synergies, and the risk that disruptions from the Transaction will harm Leidos’ business. While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Leidos’ consolidated financial condition, results of operations or liquidity. For a discussion identifying additional important factors that could cause actual results to vary materially from those anticipated in the forward-looking statements, see Leidos’ filings with the SEC, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in Leidos’ annual report on Form 10-K for the year ended January 30, 2015, and in its quarterly reports on Form 10-Q which are available at http://www.Leidos.com and at the SEC’s web site at http://www.sec.gov. Leidos assumes no obligation to provide revisions or updates to any forward-looking statements should circumstances change, except as otherwise required by securities and other applicable laws.

Additional Information and Where to Find It

In connection with the proposed transaction, Abacus Innovations Corporation, a wholly-owned subsidiary of Lockheed Martin created for the Transaction (“Spinco”), will file with the SEC a registration statement on Form S-4/S-1 containing a prospectus and Leidos will file with the SEC a proxy statement on Schedule 14A and a registration statement on Form S-4 containing a prospectus. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND PROXY STATEMENT WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the prospectuses and proxy statement (when available) and other documents filed with the SEC by Lockheed Martin, Spinco and Leidos at the SEC’s web site at http://www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC, may also be obtained from Leidos’ web site at http://www.Leidos.com.

This communication is not a solicitation of a proxy from any investor or security holder. However, Leidos, Lockheed Martin, and certain of their respective directors, executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from stockholders of Leidos in respect of the proposed transaction under the rules of the SEC. Information regarding Leidos’ directors and executive officers is available in Leidos’ 2014 Annual Report on Form 10-K filed with the SEC on March 25, 2015, and in its definitive proxy statement for its annual meeting of stockholders filed on April 17, 2015. Information regarding Lockheed Martin’s directors and executive officers is available in Lockheed Martin’s 2014 Annual Report on Form 10-K filed with the SEC on February 9, 2015, and in its definitive proxy statement for its annual meeting of stockholders filed on March 13, 2015. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.